WEST BANCORPORATION, INC.

                         APPENDIX TO THE PROXY STATEMENT

                                FISCAL YEAR 2002

                                TABLE OF CONTENTS

                                                                            PAGE

General Information........................................................    3

Selected Financial Data....................................................    5

Management's Discussion and Analysis.......................................    5

Independent Auditor's Report...............................................   22

Consolidated Balance Sheets................................................   23

Consolidated Statements of Income..........................................   24

Consolidated Statements of Stockholders' Equity............................   25

Consolidated Statements of Comprehensive Income............................   25

Consolidated Statements of Cash Flows......................................   26

Notes to Consolidated Financial Statements.................................   27

Stock Information..........................................................   41

                            WEST BANCORPORATION, INC.

                               GENERAL INFORMATION



West Bancorporation, Inc. (the "Company") is an Iowa corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company was organized and incorporated in 1984 to serve as a holding company for its principal banking subsidiary, West Des Moines State Bank ("West Bank").

West Bank's operations are conducted primarily within the Des Moines, Iowa metropolitan area. The principal sources of revenue are from interest and fees earned on loans, service charges on deposit accounts, interest on fixed income securities and trust fees. The Company's stock trades on the Nasdaq National Market under the symbol WTBA.

WEST BANCORPORATION, INC. AND SUBSIDIARY

SELECTED FINANCIAL DATA

                                                                               Years Ended December 31
                                                      -----------------------------------------------------------------------
(dollars in thousands, except per share amounts)          2002            2001           2000          1999          1998
-----------------------------------------------------------------------------------------------------------------------------
Operating Results
---------------------------------------------------
Interest income ...................................   $    44,640    $    54,614    $    61,199    $    52,192    $    45,848
Interest expense ..................................        13,650         24,952         33,639         23,820         20,844
                                                      -----------------------------------------------------------------------
Net interest income ...............................        30,990         29,662         27,560         28,372         25,004
Provision for loan losses .........................           910          1,063          1,190            290            420
                                                      -----------------------------------------------------------------------
Net interest income after provision for loan losses        30,080         28,599         26,370         28,082         24,584
                                                      -----------------------------------------------------------------------
Noninterest income ................................         6,614          6,314          5,678          4,852          4,502
Noninterest expense ...............................        11,220         10,480          9,596          9,515          8,802
                                                      -----------------------------------------------------------------------
Income before income taxes ........................        25,474         24,433         22,452         23,419         20,284
Income taxes ......................................         9,098          8,697          8,036          8,466          6,834
                                                      -----------------------------------------------------------------------
Net income ........................................   $    16,376    $    15,736    $    14,416    $    14,953    $    13,450
                                                      =======================================================================

Dividends and Per Share Data*
---------------------------------------------------
Cash dividends ....................................   $     9,957    $     9,636    $     9,315    $     8,566    $     7,923
Cash dividends per share ..........................          0.62           0.60           0.58           0.53           0.49
Basic earnings per share ..........................          1.02           0.98           0.90           0.93           0.84
                                                      =======================================================================
Average common shares outstanding .................    16,060,271     16,060,271     16,060,271     16,060,271     16,060,271
                                                      =======================================================================

Year End Balances

Total assets ......................................   $   886,116    $   815,970    $   827,876    $   775,718    $   723,905
Net loans .........................................       483,959        489,158        495,884        470,036        392,838
Deposits ..........................................       613,099        571,730        547,283        541,962        485,604
Long-term borrowings ..............................        51,600         48,000         48,000         33,000         38,000
Stockholders' equity ..............................        85,824         79,012         70,845         61,125         61,044
                                                      =======================================================================

Equity to assets ratio ............................          9.69%          9.68%          8.56%          7.88%          8.43%
                                                      =======================================================================

* Per share amounts have been restated to reflect a stock split in July 1999.

                                                                               Years Ended December 31
                                                      -----------------------------------------------------------------------
(dollars in thousands)                                    2002            2001           2000          1999          1998
-----------------------------------------------------------------------------------------------------------------------------



Net income .......................................    $   16,376     $    15,736    $    14,416    $    14,953    $   13,450
Average assets ...................................       837,938         837,798        812,411        729,090       622,685
Average stockholders' equity .....................        81,904          74,977         63,872         61,033        57,161
                                                      ======================================================================
Return on assets (net income divided by average
  assets) ........................................         1.95%           1.88%          1.77%          2.05%         2.16%
Return on equity (net income divided by average
  equity) ........................................        19.99%          20.99%         22.57%         24.50%        23.53%
Efficiency ratio (noninterest expense divided by
  noninterest income plus taxable equivalent
  net interest income) ...........................        29.19%          28.23%         27.98%         27.96%        28.73%
Dividend payout ratio (dividends per share divided
  by net income per share) .......................        60.78%          61.22%         64.44%         56.99%        58.33%
Equity to assets ratio (average equity divided by
  average assets) ................................         9.77%           8.95%          7.86%          8.37%         9.18%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The following discussion is provided for the consolidated operations of the Company, which includes its wholly owned banking subsidiary, West Des Moines State Bank ("West Bank" or "Bank"). The purpose of this discussion is to focus on significant factors affecting the Company's financial condition and results of operations.

FORWARD-LOOKING INFORMATION

This Appendix to the Proxy Statement contains forward-looking statements about the Company, its business and its prospects. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include use of the words "believe", "expect", "anticipate", "intend", "plan" "estimate" or words of similar meaning, or future or conditional verbs such as "will", "would", "should", "could" or "may". Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors, many of which are beyond the Company's control, could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Such risks and uncertainties with respect to the Company include those related to the economic environment, particularly in the areas in which the Company and West Bank operate, competitive products and pricing, fiscal and monetary policies of the U.S. government, changes in governmental regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, credit risk management and asset/liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity.

CRITICAL ACCOUNTING POLICIES

The "Management's Discussion and Analysis of Financial Condition and Results of Operations," and disclosures included within this report, are based on the Company's audited consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained in these statements is, for the most part, based on approximate measures of the financial effects of transactions and events that have already occurred. However, the preparation of these statements requires management to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

The Company's significant accounting policies are described in the "Notes to Consolidated Financial Statements". Based on its consideration of accounting policies that involve the most complex and subjective estimates and judgments, management has identified its most critical accounting policy to be that related to the allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The Company has policies and procedures for evaluating the overall credit quality of its loan portfolio including timely identification of potential problem credits. On a quarterly basis, management reviews the appropriate level for the allowance for loan losses incorporating a variety of risk considerations, both quantitative and qualitative. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, known information about individual loans and other factors. Qualitative factors include the general economic environment in the Company's market area and the expected trend of those economic conditions. To the extent actual results differ from forecasts and management's judgment, the allowance for loan losses may be greater or less than future charge-offs.

RESULTS OF OPERATIONS - 2002 COMPARED TO 2001

Net Income

For the year ended December 31, 2002, the Company recorded net income of $16,375,803, an increase of 4.1 percent from net income of $15,736,440 in 2001. Higher net interest income combined with increased noninterest income more than offset an increase in noninterest expense to result in improved net income. Earnings per share were $1.02 in 2002 compared to $.98 in 2001.

The Company's return on average assets (ROA) was 1.95 percent in 2002, compared to 1.88 percent in 2001. The return on average equity (ROE) was 19.99 percent, compared to 20.99 percent for the prior year. ROE declined even though net income increased, because the Company's capital grew at a faster rate than net income.

Net Interest Income

Net interest income increased 4.5 percent to $30,990,187 for 2002 as the cost of interest-bearing liabilities declined more than the yield on interest-earning assets. The net interest spread, which is the difference between the yield earned on assets and the rate paid on liabilities, increased to 3.44 percent from 2.94 percent a year earlier. The average yield on earning assets decreased 125 basis points, while the average rate on interest-bearing liabilities declined 175 basis points. Net interest margin, which is tax-equivalent net interest income as a percent of average earning assets, was 3.97 percent in 2002 up from 3.81 percent in 2001.

Loan Growth/Loan Quality

At December 31, 2002, total loans declined approximately $4.9 million, or 1.0 percent, to $488,574,278 from $493,506,930 a year earlier. Growth came in commercial loans, up $9.8 million and commercial real estate, up $5.2 million. Real estate mortgages on 1-4 family residences declined $14.7 million and construction, land and land development loans were down $6.1 million. Loan quality remained good with nonperforming loans at December 31, 2002 totaling $1,899,000 or .39 percent of total loans. This compares to $1,274,000 or .26 percent of total loans at December 31, 2001. Nonperforming loans include loans on nonaccrual status, loans that have been renegotiated to below market interest rates or terms, and loans past due 90 days or more.

The allowance for loan losses, which totaled $4,493,583, represented 237 percent of nonaccrual loans and loans past due more than 90 days at the end of 2002, compared to 333 percent for 2001. The provision for loan losses totaled $910,000 for 2002, down slightly from $1,062,500 for 2001. The Company's net charge-offs as a percent of average loans were .14 percent for 2002, an improvement from .21 percent for 2001. The amount of loans charged off in 2002 was similar to 2001, however, recoveries in 2002 from loans previously charged-off were significantly higher in 2002 compared to 2001.

The allowance for loan losses represents a reserve available to absorb probable loan losses within the loan portfolio as of December 31, 2002. The allowance is based on management's judgment after considering various factors such as the current and anticipated economic environment, historical loan loss experience, and evaluation of individual loans.

Management considered the allowance for loan losses at December 31, 2002 sufficient to absorb probable loan losses within the portfolio.

Efficiency Ratio

The Company utilizes the efficiency ratio to measure productivity. This ratio is computed by dividing noninterest expense by the sum of tax-equivalent net interest income plus noninterest income (excluding gains and losses from the sale of securities). For the year ended December 31, 2002, the Company's efficiency ratio was 29.19 percent, up slightly from the prior year's ratio of
28.23 percent. This ratio for both years is significantly better than peer group averages, which are generally around 60%.

Noninterest Income

Noninterest income (excluding securities transactions) for 2002 was $6,498,263, a 2.9 percent increase over 2001.

Service charges on deposit accounts were 1.4 percent higher than the prior year. There were no fee increases in 2002. The increase in income was due to slightly higher activity volumes.

Fees for trust services increased $38,000, or 7.2 percent, in 2002 compared to 2001. This increase in income was due to an increase in the amount of assets under management.

Other income increased 6.3 percent, or $83,000, to $1,401,459 for 2002, primarily due to a change in Iowa banking law that permited a usage fee for automatic teller machine ("ATM") withdrawals by non-bank customers. Income from this service totaled $69,000 in 2002.

Noninterest Expense

Total noninterest expense increased 7.1 percent to $11,220,527 in 2002 from $10,479,907 in 2001.

Salaries and employee benefits expense increased 6.6 percent in 2002 to $6,444,931 from $6,044,441 in 2001. The number of full-time equivalent employees increased by three from 2001 to 2002. In addition, the Company experienced an 18 percent increase in its health insurance costs, which amounted to an increase of $56,000.

Occupancy expense for the year 2002 was $1,310,971,  an increase of $85,000,  or
7.0 percent, over 2001. This increase is attributable to an increase in lease payments at the main bank facility and higher depreciation due to ATM and other technology purchases.

Data processing expense was relatively stable, increasing only 1.3 percent over last year.

Other expenses were $242,000, or 10.9 percent, higher in 2002 than 2001. A significant portion of the increase is due to the expense associated with registering the Company's stock with the Securities and Exchange Commission and listing it on the Nasdaq National Market, which totaled approximately $155,000.

Income Taxes

The Company records a provision for income taxes currently payable, along with a provision for those taxes payable in the future. Such deferred taxes arise from differences in the timing of certain items for financial statement reporting compared to income tax reporting. The effective income tax rate differs from the federal statutory income tax rate primarily due to tax-exempt interest income, disallowed interest expense, meals and entertainment expenses and state income taxes. The effective rate of income tax expense as a percent of income before income taxes was 35.7 percent for 2002, compared to 35.6 percent for 2001. The federal income tax expense was approximately $7,800,000 and $7,500,000 for 2002 and 2001, respectively, while state income tax expense was approximately $1,300,000 and $1,200,000, respectively.

RESULTS OF OPERATIONS - 2001 COMPARED TO 2000

Net Income

For the year ended December 31, 2001, the Company recorded net income of $15,736,440, an increase of 9.2 percent from net income of $14,416,442 in 2000. Higher net interest income combined with increased noninterest income more than offset an increase in noninterest expense to result in improved net income. Earnings per share were $.98 in 2001 compared to $.90 in 2000.

The Company's return on average assets (ROA) was 1.88 percent in 2001, compared to 1.77 percent in 2000. The return on average equity (ROE) was 20.99 percent, compared to 22.57 percent for the prior year. The Company's ROE declined even though net income was higher because the Company's average equity grew at a faster rate than net income. A component of equity includes the market value adjustment on available for sale securities. Because interest rates were declining throughout 2001, the market value of the available for sale securities increased causing equity to increase also.

Net Interest Income

Net interest income increased 7.6 percent to $29,661,830 for 2001 as favorable interest rate variances offset smaller unfavorable volume changes. The net interest spread, which is the difference between the yield earned on assets and the rate paid on liabilities, increased to 2.94 percent from 2.59 percent a year earlier. The average yield on earning assets decreased 102 basis points, while the average rate on interest-bearing liabilities declined 137 basis points. Net interest margin was 3.81 percent in 2001 up from 3.62 percent in 2000.

Loan Growth/Loan Quality

At December 31, 2001, total loans declined approximately $6.7 million, or 1.3 percent to $493,506,930 from $500,247,969 a year earlier. Growth came in real estate construction, land and land development, up $17.7 million. Real estate mortgages on 1-4 family residences declined $10.4 million and commercial loans were down $7.9 million. The decline in real estate loans was attributable to the lower interest rates during the year. Many borrowers refinanced their mortgages. The Bank sold some of those mortgages because of the interest rate risk associated with keeping those lower fixed-rate, long-term mortgages in the portfolio. The lower rate environment is also a reason commercial loans declined. Some competing financial institutions were willing to offer interest rates at levels lower than West Bank believed was prudent. In some cases, borrowers chose to refinance with another institution.

Loan quality remained good with nonperforming loans at December 31, 2001 totaling $1,274,000 or .26 percent of total loans. This compares to $1,171,000 or .23 percent of total loans at December 31, 2000.

The allowance for loan losses, which totaled $4,239,990, represented 333 percent of nonaccrual loans and loans past due more than 90 days at the end of 2001, compared to 358 percent for 2000. The provision for loan losses totaled $1,062,500 for 2001, down slightly from $1,190,000 for 2000. The Company's net charge-offs as a percent of average loans were .21 percent for 2001, the same as 2000. Net charge-offs for 2001 were slightly lower than 2000 and represented more, but individually smaller loans. One large commercial loan accounted for the majority of the charge-offs in 2000.

The allowance for loan losses represents a reserve available to absorb probable loan losses within the loan portfolio as of December 31, 2001. The allowance is based on management's judgment after considering various factors such as the current and anticipated economic environment, historical loan loss experience, and evaluation of individual loans.

Management considered the allowance for loan losses at December 31, 2001 sufficient to absorb probable loan losses within the portfolio.

Efficiency Ratio

For the year ended December 31, 2001, the Company's efficiency ratio was 28.23 percent, virtually unchanged from the prior year's ratio of 27.98 percent. This ratio for both years is significantly better than peer group averages, which are generally around 60%.

Noninterest Income

Noninterest income (excluding securities transactions) for 2001 was $6,314,056, an 11.2 percent increase over 2000.

Service charges on deposit accounts were 9.2 percent higher than the prior year. Improvement was due to an increase in fees.

Fees for trust services increased $42,000, or 8.7 percent, in 2001 compared to 2000. This increase in income was due to an increase in the number of trust accounts and a slight increase in the amount of assets under management.

Other income increased 19.8 percent to $1,318,640 for 2001, primarily due to an increase in fees from the sale of real estate loans with servicing released, exchange fees and safe deposit box rental income.

Noninterest Expense

Total noninterest expense increased 9.2 percent to $10,479,907 in 2001 from $9,595,998 in 2000.

Salaries and employee benefits expense increased .3 percent in 2001 to $6,044,441 from $6,025,351 in 2000. The number of full-time equivalent employees increased by one from 2000 to 2001.

Occupancy expense for the year 2001 was $1,225,553,  an increase of $72,000,  or
6.3 percent, over 2000. This increase is primarily attributable to depreciation on leasehold improvements and other operating costs associated with maintaining the branch locations, such as utilities, repairs and property taxes.

Data processing expense increased 15.2 percent primarily due to the outsourcing in mid-year of certain item processing functions.

Other expenses were $662,000, or 42.6 percent, higher in 2001 than 2000. This increase is due to an increase in trust department expenses ($172,000), advertising ($95,000) and audits and examinations ($51,000). In addition, 2000 expense reflected a one-time reduction in expense of $183,000 due to an adjustment to accrued expense due to an amendment to an employment contract.

Income Taxes

The effective rate of income tax expense as a percent of income before income taxes was 35.6 percent for 2001, compared to 35.8 percent for 2000. The federal income tax expense for 2001 and 2000 was approximately $7,500,000 and $6,900,000, respectively, while state income tax expense was approximately $1,200,000 and $1,100,000, respectively.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY; INTEREST RATES; AND INTEREST DIFFERENTIAL

Average Balances and an Analysis of Average Rates Earned and Paid.

The following tables show average balances and interest income or interest expense, with the resulting average yield or rate by category of average earning assets or interest-bearing liability.

(dollars in thousands)

                                                   2002                            2001                             2000
                                        -----------------------------   ----------------------------     ---------------------------

                                        Average    Revenue/   Yield/    Average    Revenue/   Yield/     Average    Revenue/  Yield/
                                        Balance    Expense     Rate     Balance    Expense     Rate      Balance    Expense    Rate
                                        --------------------------------------------------------------------------------------------
Assets
-------------------------------------
Interest-earning assets:
Loans: (2) (3)
  Commercial ........................   $254,424   $ 15,721    6.18%    $252,921  $ 19,891    7.86%     $ 240,842   $ 22,221   9.23%
  Real estate .......................    191,417     14,831    7.75%     204,557    16,557    8.09%       210,468     17,503   8.32%
  Consumer ..........................     20,532      1,639    7.98%      20,697     1,915    9.25%        21,461      2,034   9.48%
  Other (1) .........................     15,640      1,223    7.82%      17,650     1,328    7.53%        16,827      1,215   7.22%
                                        --------------------------------------------------------------------------------------------
Total loans .........................    482,013     33,414    6.93%     495,825    39,691    8.01%       489,598     42,973   8.78%
                                        --------------------------------------------------------------------------------------------

Investment securities:
  Taxable ...........................    184,867      8,506    4.60%     177,217    10,608    5.99%       260,233     16,970   6.52%
  Tax-exempt (1) ....................     28,494      1,867    6.55%      25,920     1,771    6.83%        22,713      1,501   6.61%
                                        --------------------------------------------------------------------------------------------
Total investment securities .........    213,361     10,373    4.86%     203,137    12,379    6.09%       282,946     18,471   6.53%
                                        --------------------------------------------------------------------------------------------

Interest-bearing deposits ...........        488         11    2.25%         488        23    4.71%          633          39   6.16%
Federal funds sold and other
  short-term investments ............    108,992      1,810    1.66%     101,937     3,381    3.32%        6,012         391   6.50%
                                        --------------------------------------------------------------------------------------------
Total interest-earning assets (1) ...    804,854   $ 45,608    5.67%     801,387  $ 55,474    6.92%      779,189    $ 61,874   7.94%
                                        ----------------------======-------------------------======---------------------------======

Noninterest-earning assets:
Cash and due from banks .............     29,029                          31,438                          21,850
Premises and equipment, net .........      1,306                           1,066                           1,061
Other, less allowance for loan losses      2,749                           3,907                          10,311
                                        --------                        --------                       ---------
Total noninterest-earning assets ....     33,084                          36,411                          33,222
                                        --------                        --------                       ---------
Total Assets ........................   $837,938                        $837,798                       $ 812,411
                                        ========                        ========                       =========

1 Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental rate of 35% and is adjusted to reflect the effect of the nondeductible interest expense associated with owning tax-exempt investments.
2 Average loan balances include nonaccrual loans. Interest income on nonaccrual loans has been excluded.
3 Interest income on loans includes amortization of loan fees, which is not material.

(dollars in thousands)

                                                            2002                          2001                        2000
                                                --------------------------   --------------------------    -------------------------
                                                Average   Revenue/  Yield/   Average    Revenue/  Yield/   Average   Revenue/ Yield/
                                                Balance   Expense    Rate    Balance    Expense    Rate     Balance  Expense   Rate
                                                ------------------------------------------------------------------------------------
Liabilites and Stockholders' Equity
-----------------------------------
Interest-bearing liabilities:
Deposits:
  Savings, checking with interest, ..........   $282,307  $  3,756   1.33%  $253,293    $ 7,069   2.79%   $210,965   $ 8,177   3.88%
     and money markets
  Time deposits .............................    145,341     5,084   3.50%   162,223      9,008   5.55%    186,135    11,177   6.00%
                                                ------------------------------------------------------------------------------------
Total deposits ..............................    427,648     8,840   2.07%   415,516     16,077   3.87%    397,100    19,354   4.87%
Other borrowed funds ........................    184,224     4,810   2.61%   210,876      8,875   4.21%    231,506    14,285   6.17%
                                                ------------------------------------------------------------------------------------
Total interest-bearing liabilities ..........    611,872    13,650   2.23%   626,392     24,952   3.98%    628,606    33,639   5.35%
                                                ------------------========---------------------========---------------------========

Noninterest-bearing liabilities:
Demand deposits .............................    140,977                     131,731                       116,196
Other liabilities ...........................      3,185                       4,698                         3,737
Stockholders' equity ........................     81,904                      74,977                        63,872
                                                --------                    --------                      --------
Total Liabilities and Stockholders' Equity ...  $837,938                    $837,798                      $812,411
                                                ========                    ========                      ========

Net interest income (1) .....................             $ 31,958                     $ 30,522                     $ 28,235
                                                          ========                     ========                     ========

Margin Analysis

Interest income/yield on interest-earnings ..             $ 45,608   5.67%             $ 55,474   6.92%             $ 61,874   7.94%
  assets (1)
Interest expense/rate on interest-bearing ...               13,650   2.23%               24,952   3.98%               33,639   5.35%
  liabilities

                                                          ----------------             ----------------             ----------------
Net interest income/net interest spread (1) .             $ 31,958   3.44%             $ 30,522   2.94%             $ 28,235   2.59%
                                                          ================             ================             ================
Net interest margin (1) .....................                        3.97%                        3.81%                        3.62%
                                                                  ========                     ========                     ========

1 Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental rate of 35% and is adjusted to reflect the effect of the nondeductible interest expense associated with owning tax-exempt investments.

Net Interest Income

The Company's largest component contributing to net income is net interest income, which is the difference between interest earned on earning assets which are primarily loans and investments and interest paid on interest-bearing liabilities which are primarily deposits and borrowings. The volume of and yields earned on earning assets and the volume of and the rates paid on interest-bearing liabilities determine net interest income. Interest earned and interest paid is also affected by general economic conditions, particularly changes in market interest rates, and by government policies and the action of regulatory authorities. Net interest income divided by average earning assets is referred to as net interest margin. For the years ending December 31, 2002, 2001 and 2000, the Company's net interest margin was 3.97 percent, 3.81 percent and
3.62 percent, respectively.

Analysis of Changes in Interest Differential

The following table sets forth, on a tax-equivalent basis, a summary of the changes in net interest income due to changes in asset and liability volumes and due to changes in interest rates.

VOLUME AND YIELD/RATE VARIANCE (1)
(in thousands and on a tax equivalent basis)

                                          2002 Compared to 2001                  2001 Compared to 2000
                                     ---------------------------------   --------------------------------
                                      Volume        Rate       Total       Volume      Rate       Total
                                     --------------------------------------------------------------------
Interest Income
Loans: (2)
  Commercial .....................   $    119    $ (4,289)   $ (4,170)   $  1,199    $ (3,529)   $ (2,330)
  Real estate ....................     (1,036)       (690)     (1,726)       (485)       (461)       (946)
  Consumer .......................        (15)       (261)       (276)        (71)        (48)       (119)
  Other ..........................       (160)         55        (105)         61          53         114
                                     --------------------------------------------------------------------
Total loans (including fees) .....     (1,092)     (5,185)     (6,277)        704      (3,985)     (3,281)
                                     --------------------------------------------------------------------

Investment securities:
  Taxable ........................        482      (2,584)     (2,102)     (5,060)     (1,303)     (6,363)
  Tax-exempt (3) .................        164         (68)         96         217          53         270
                                     -------------------------------------------------------------------
Total investment securities ......        646      (2,652)     (2,006)     (4,843)     (1,250)     (6,093)
                                     --------------------------------------------------------------------

Interest-bearing deposits ........         --         (12)        (12)         (8)         (8)        (16)
Federal funds sold and other
  short-term investments .........        253      (1,824)     (1,571)      3,085         (95)      2,990
                                     --------------------------------------------------------------------
Total interest income (3) ........       (193)     (9,673)     (9,866)     (1,062)     (5,338)     (6,400)
                                     --------------------------------------------------------------------

Interest Expense
Deposits:
  Savings, checking with interest,        928      (4,241)     (3,313)      2,802      (3,910)     (1,108)
    and money markets
  Time deposits ..................       (861)     (3,063)     (3,924)     (1,368)       (801)     (2,169)
                                     --------------------------------------------------------------------
Total deposits ...................         67      (7,304)     (7,237)      1,434      (4,711)     (3,277)
Other borrowed funds .............     (1,015)     (3,050)     (4,065)     (1,184)     (4,226)     (5,410)
                                     -------------------------------------------------------------------
Total interest expense ...........       (948)    (10,354)    (11,302)        250      (8,937)     (8,687)
                                     --------------------------------------------------------------------
Net interest income (3) ..........   $    755    $    681    $  1,436    $ (1,312)   $  3,599    $  2,287
                                     ====================================================================

1 The change in interest that is due to both volume and rate changes has been allocated to the change due to volume and the change due to rate in proportion to the absolute value of the change in each.
2 Balances of nonaccrual loans have been included for computational purposes. 3 Tax-exempt income has been converted to a tax-equivalent basis using a federal income tax rate of 35% and is adjusted for the effect of the nondeductible interest expense associated with owning tax-exempt investments.

INVESTMENT PORTFOLIO

The investments below are presented at carrying value and reported by contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

December 31, 2002
(dollars in thousands)

                                                                            After One     After Five
                                                                             Year But      Years But
                                                               Within         Within        Within        After
                                                              One Year      Five Years     Ten Years    Ten Years      Total
                                                             -----------------------------------------------------------------

U.S. Government agencies and corporations ................   $    8,623    $    77,758    $   28,486    $   11,206    $126,073
States of the United States and political subdivisions ...        4,910         15,896         5,423         9,595      35,824
Corporate notes and other investments ....................       13,120         27,424            --         6,721      47,265
                                                             -----------------------------------------------------------------
Total ....................................................   $   26,653    $   121,078    $   33,909    $   27,522    $209,162
                                                             =================================================================


Weighted average yield:
U.S. Government agencies and corporations ................        4.18%          3.85%         4.19%         5.16%
States of the United States and political subdivisions (1)        5.60%          5.48%         5.81%         7.73%
Corporate notes and other investments ....................        3.94%          4.62%           --          7.79%
                                                             -----------------------------------------------------
Total ....................................................        4.33%          4.24%         4.45%         6.70%
                                                             =====================================================

1 Yields on tax-exempt obligations have been computed on a tax-equivalent basis using an incremental tax rate of 35% and are adjusted to reflect the effect of the nondeductible interest expense associated with owning tax-exempt investments.

Investments in States of the United States and political subdivisions represent purchases of municipal bonds issued by municipalities located in the state of Iowa.

Investments in corporate notes and other investments include corporate debt obligations of companies located and doing business throughout the United States. The debt obligations were all within the credit ratings acceptable under West Bank's investment policy.

As of December 31, 2002, the Company did not have securities from a single issuer, except for the United States government or its agencies, which exceeded 10 percent of consolidated stockholders' equity.

LOAN PORTFOLIO

Types of Loans

The following table sets forth the composition of the Company's loan portfolio for the past five years ending December 31, 2002 (dollars in thousands).

                                                                  As of December 31
                                               ----------------------------------------------------
                                                 2002       2001       2000       1999       1998
                                               ----------------------------------------------------
Commercial .................................   $235,985   $226,183   $234,089   $227,887   $162,763
Real Estate
     Construction, land and land development     27,827     33,954     16,250     10,121     12,007
     1-4 family residential ................     56,939     71,628     81,983     79,581     77,682
     Commercial ............................    143,560    138,409    138,705    125,518    105,515
Consumer and other loans ...................     24,263     23,333     29,221     31,224     39,012
                                               ----------------------------------------------------
Total loans ................................    488,574    493,507    500,248    474,331    396,979
Deferred loan fees, net ....................        121        108        169        255        269
                                               ----------------------------------------------------
Total loans, net of deferred fees ..........   $488,453   $493,399   $500,079   $474,076   $396,710
                                               ====================================================

The Company's loan portfolio primarily consists of commercial loans, commercial real estate, real estate construction, land and land development, residential real estate, and consumer loans. As of December 31, 2002, gross loans totaled approximately $489 million, which equals approximately 80 percent of total deposits and 55 percent of total assets. As of December 31, 2002, the vast majority of the loans were originated directly by West Bank to borrowers within the Bank's principal market area. There were no foreign loans outstanding during the years presented.

Commercial loans consist primarily of loans to businesses for various purposes including revolving lines to finance current operations, inventory and accounts receivable; capital expenditure loans to finance equipment and other fixed assets; and letters of credit. These loans generally have short maturities, have either adjustable or fixed rates and are unsecured or secured by inventory, accounts receivable, equipment and/or real estate.

Real estate loans include various types of loans for which West Bank holds real property as collateral and consist of loans primarily on commercial properties, and single and multi-family residences. Real estate loans typically have fixed rates for up to seven years with the bank's loan policy having a maximum fixed maturity of up to 25 years. The majority of construction loan volume is to contractors to construct commercial buildings and generally have maturities of up to 12 months. West Bank originates residential real estate loans for its portfolio and for sale in the secondary market for a fee.

Consumer loans include loans extended to individuals for household, family and other personal expenditures not secured by real estate. The majority of West Bank's consumer lending is for vehicles, consolidation of personal debts, household appliances and improvements.

The interest rates charged on loans vary with the degree of risk, the amount of the loan and the maturity of the loan. Competitive pressures, market interest rates, the availability of funds and government regulation further influence the rate charged on a loan.

West Bank follows a loan policy that has been approved by the Bank's Board of Directors and is administered by West Bank's management. This policy establishes lending limits, review criteria and other guidelines such as loan administration and allowance for loan losses. Loans are approved by the Bank's Board of Directors and/or designated officers in accordance with respective guidelines and underwriting policies of the bank. Loans to any one borrower are limited by applicable state banking laws. Loan officer credit limits generally vary according to the type of loan and the individual loan officer's experience.

Maturities of Loans

The contractual maturities of the Company's loan portfolio are as shown below. Actual maturities may differ from contractual maturities because individual borrowers may have the right to prepay loans with or without prepayment penalties.

Loans as of December 31, 2002
(dollars in thousands)

                                                         After One
                                                Within   Year But
                                                 One      Within      After
                                                 Year   Five Years   Five Years   Total
                                               -----------------------------------------
Commercial .................................   $140,383   $ 71,630   $ 23,972   $235,985
Real Estate
  Construction, land and land development        18,825      9,002         --     27,827
  1-4 family residential ................         6,870     39,587     10,482     56,939
  Commercial ............................         8,789     87,175     47,596    143,560
Consumer and other loans ...................     16,040      8,138         85     24,263
                                               -----------------------------------------
Total Loans ................................   $190,907   $215,532   $ 82,135   $488,574
                                               =========================================

                                                          After
                                                         One But
                                                          Within        After
                                                        Five Years    Five Years
                                                         -----------------------
Loan maturities after one year with:
Fixed rates ......................................       $156,382      $ 53,649
Variable rates ...................................         59,150        28,486
                                                         -----------------------
                                                         $215,532      $ 82,135
                                                         =======================

Risk Elements

The   following   table  sets  forth   information   concerning   the  Company's
nonperforming assets for the past five years ending December 31, 2002 (dollars in thousands).

                                                  Years Ended December 31
                                       ----------------------------------------------
                                        2002      2001      2000      1999      1998
                                       ----------------------------------------------
Nonaccrual loans ...................   $1,354    $  878    $  705    $  582    $1,914
Loans past due 90 days and still
  accruing interest ................      545       396       466       437       537
                                       ----------------------------------------------
Total nonperforming loans ..........    1,899     1,274     1,171     1,019     2,451
Other real estate owned ............      529     1,089     1,363     2,194     2,237
                                       ----------------------------------------------
Total nonperforming assets .........   $2,428    $2,363    $2,534    $3,213    $4,688
                                       ==============================================

Nonperforming loans to total loans .    0.39%     0.26%     0.23%     0.21%     0.62%
Nonperforming assets to total loans     0.50%     0.48%     0.51%     0.68%     1.18%
Nonperforming assets to total assets    0.27%     0.29%     0.31%     0.41%     0.65%

The accrual of interest on past due and other impaired loans is discontinued at 90 days or when, in the opinion of management, the borrower may be unable to make payments as they become due. When the interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Interest income on restructured loans is recognized pursuant to the terms of the new loan agreement. Interest income on other impaired loans is monitored and based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan or the observable fair market value of the loan's collateral.

Outstanding loans of approximately $1,800,000 were placed on non-accrual status during 2002 with total nonaccrual loans equaling $1,354,000 as of December 31, 2002. The average balance of nonaccrual loans during 2002 was approximately $1,355,000. The total amount of loans on nonaccrual status as of December 31, 2001 was $878,000. Loans are placed on nonaccrual status when there is doubt as to the borrower's ability to make scheduled principal and interest payments. A loan may be removed from nonaccrual status when payments have resumed and it is reasonable to expect continued payment performance. For the years ended December 31, 2002, 2001 and 2000, interest income, which would have been recorded under the original terms of such loans, was approximately $85,000 in 2002 and was an immaterial amount in 2001 and 2000. For the periods shown above, there were no restructured loans. As of December 31, 2002, there were no additional potential problem loans and leases identified that are not included in the amounts reported above.

SUMMARY OF THE ALLOWANCE FOR LOAN LOSSES

The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance for loan losses is management's best estimate of probable losses inherent in the loan portfolio as of the balance sheet date. Factors considered in establishing an appropriate allowance include: an assessment of the financial condition of the borrower; a realistic determination of value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; an analysis of the levels and trends of loan categories; and a review of delinquent and classified loans.

The adequacy of the allowance for loan losses is evaluated quarterly by management and the Bank's Board of Directors. This evaluation focuses on specific loan reviews, changes in the type and volume of the loan portfolio given the current and forecasted economic conditions and historical loss experience. Any one of the following conditions may result in the review of a specific loan: concern about whether the customer's cash flow or net worth are sufficient to repay the loan; delinquent status; the loan has been criticized in a regulatory examination; the accrual of interest has been suspended; or other reasons including when the loan has other special or unusual characteristics which suggest special monitoring is warranted.

While management uses available information to recognize losses on loans, further reduction in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgment about information available to them at the time of their examination.

Change in the Allowance for Loan Losses

The Company's policy is to charge-off loans when, in management's opinion, the loan is deemed uncollectable, although concerted efforts are made to maximize future recoveries. The following table sets forth information regarding changes in the Company's allowance for loan losses for the most recent five years (dollars in thousands):

                                                 Analysis of the Allowance for Loan Losses for the Years
                                                                     Ended December 31
                                                --------------------------------------------------------
                                                  2002        2001         2000       1999        1998
                                                --------------------------------------------------------
Balance at beginning of period ..............   $  4,240    $  4,194    $  4,040    $  3,872    $  3,683
Charge-offs:
Commercial ..................................        943         926       1,027         108         288
Real Estate
  Construction, land and land development ...         --          --          --          --          --
  1-4 family residential ....................         56          --           2          31          --
  Commercial ................................         --          --          --          --          --
Consumer and other loans ....................        195         157         147          61         173
                                                --------------------------------------------------------
                                                   1,194       1,083       1,176         200         461
                                                --------------------------------------------------------

Recoveries:
Commercial ..................................        499          40          85          64         182
Real Estate
  Construction, land and land development ...         --          --          --          --          --
  1-4 family residential ....................         --          --          --          --          --
  Commercial ................................         --          --          --          --          --
Consumer and other loans ....................         39          26          55          14          48
                                                --------------------------------------------------------
                                                     538          66         140          78         230
                                                --------------------------------------------------------
Net charge-offs .............................        656       1,017       1,036         122         231
Provision for loan losses charged
   to operations ............................        910       1,063       1,190         290         420
                                                --------------------------------------------------------
Balance at end of period ....................   $  4,494    $  4,240    $  4,194    $  4,040    $  3,872
                                                ========================================================

Average loans outstanding ...................   $482,013    $495,825    $489,598    $434,131    $371,322
                                                ========================================================

Ratio of net charge-offs during the period to
  average loans outstanding .................      0.14%       0.21%       0.21%       0.03%       0.06%
                                                ========================================================

Ratio of allowance for loan losses to average
  loans outstanding .........................      0.93%       0.86%       0.86%       0.93%       1.04%
                                                ========================================================

As the previous table indicates, the provision for loan losses is the most significant change in the reserve level for the five-year period presented. Net charge-offs as a percent of average loans outstanding for 1999 and 1998 were .03 percent and .06 percent, respectively, which is very low when compared to peer group averages. In the year 2000, the charge-off of one specific commercial loan caused an increase in this ratio to .21 percent. The net charge-off ratio in 2001 was also .21 percent, but was caused by loans with individually smaller loan balances. The net charge-off ratio for 2002 dropped to .14 percent because of higher amounts recovered on loans that had been charged off in prior years. It is felt that the increase in the amount of loans charged off over the past three years was attributable to the slow down in the economy experienced during that time frame.

Factors that are considered when determining the adequacy of the allowance include loan concentrations, loan growth, the economic outlook and historical losses. The Company's concentration risks include geographic concentration in central Iowa. The local economy is comprised primarily of service industries and state and county governments. The local economy is not showing signs of improvement and the State of Iowa will need to reduce spending to avoid a current year budget deficit. These conditions may have an undeterminable impact on the Bank.

Breakdown of Allowance for Loan Losses by Category

The following table sets forth information concerning the Company's allocation of the allowance for loan losses (dollars in thousands):

                                                   2002              2001              2000              1999              1998
                                             ---------------------------------------------------------------------------------------
                                             Amount    % *     Amount     % *    Amount     % *    Amount    % *     Amount     % *
                                             ---------------------------------------------------------------------------------------
Balance at end of period applicable to:
Commercial .............................     $2,934   48.30%   $2,315   45.83%   $2,154   46.79%   $2,056   48.05%   $1,632   41.00%
Real Estate
  Construction, land and land development       279    5.70%      286    6.88%      141    3.25%       85    2.13%      119    3.02%
  1-4 family residential ...............        106   11.65%      130   14.51%      134   16.39%      178   16.78%      158   19.57%
  Commercial ...........................        646   29.38%      856   28.05%      980   27.73%      863   26.46%      768   26.58%
Consumer and other loans ...............        529    4.97%      653    4.73%      785    5.84%      858    6.58%    1,195    9.83%
                                             ---------------------------------------------------------------------------------------
                                             $4,494  100.00%   $4,240  100.00%   $4,194  100.00%   $4,040  100.00%   $3,872  100.00%
                                             =======================================================================================

 * Percent of loans in each category to total loans.

DEPOSITS

Type of Deposits

The Company's primary source of funds is customer deposits. The Company attempts to attract noninterest-bearing deposits, which are a low cost funding source. In addition, West Bank offers a variety of interest-bearing accounts designed to attract both short-term and longer-term deposits from customers. Interest-bearing accounts earn interest at rates established by Bank management based on competitive market factors and the Company's need for funds. While 50 percent of the Bank's certificates of deposit mature in the next year, it is anticipated that a majority of these certificates will be renewed. Rate sensitive certificates of deposits in excess of $100,000 are subject to somewhat higher volatility with regard to renewal volume as the Bank adjusts rates based upon funding needs. In the event a substantial volume of certificates are not renewed, the Company has sufficient liquid assets and borrowing lines to fund significant runoff. A sustained reduction in deposit volume would have a significant negative impact on the Company's operations and liquidity.

The following table sets forth the average balances for each major category of deposits and the weighted average interest rate paid for deposits during the years ended December 31, 2002, 2001 and 2000 (dollars in thousands).

                                                         Average Deposits by Type
                                   -----------------------------------------------------------------
                                           2002                   2001                   2000
                                   -----------------------------------------------------------------
                                    Amount       Rate      Amount       Rate       Amount      Rate
                                   -----------------------------------------------------------------
Noninterest-bearing demand
  deposits .....................   $140,977        --     $131,731        --      $116,196       --
Interest-bearing demand deposits     32,388      0.42%      28,752      0.77%       27,966     1.05%
Money market deposits ..........    174,923      1.50%     161,815      3.20%      133,301     4.65%
Savings deposits ...............     74,996      1.32%      62,726      1.32%       49,698     3.36%
Time certificates ..............    145,341      3.50%     162,223      5.55%      186,135     6.00%
                                   --------               --------                --------
                                   $568,625               $547,247                $513,296
                                   ========               ========                ========

Certificates of Deposit

The following table shows the amounts and remaining maturities of time certificates of deposit that had balances of $100,000 or more at December 31, 2002, 2001 and 2000 (in thousands).

                                                      As of December 31
                                            ------------------------------------
                                              2002          2001          2000
                                            ------------------------------------
3 months or less .....................      $ 14,690      $ 31,253      $ 59,003
Over 3 through 6 months ..............        17,590        10,956        30,815
Over 6 through 12 months .............         5,897         7,673        17,167
Over 12 months .......................        50,416        52,997        42,831
                                            ------------------------------------
                                            $ 88,593      $102,879      $149,816
                                            ====================================

BORROWED FUNDS

The following table summarizes the outstanding amount of and the average rate on borrowed funds as of December 31, 2002, 2001 and 2000 (in thousands).

                                                                         As of December 31
                                                    ---------------------------------------------------------
                                                           2002                2001                2000
                                                    ---------------------------------------------------------
                                                    Balance     Rate    Balance     Rate    Balance     Rate
                                                    ---------------------------------------------------------
Long-term borrowings ............................   $ 51,600    5.56%   $ 48,000    5.57%   $ 48,000    5.57%
Federal funds purchased and securities sold under    127,419    1.08%    107,832    1.51%    154,117    6.39%
  agreements to repurchase
Short-term borrowings ...........................      5,097    0.99%      6,000    1.41%      3,612    6.45%
                                                    ---------------------------------------------------------
                                                    $184,116    2.33%   $161,832    2.71%   $205,729    6.20%
                                                    =========================================================

Long-term borrowings consisted entirely of Federal Home Loan Bank advances. The short-term borrowings as of the end of each year are Treasury, Tax and Loan option notes. Average balances for short-term borrowings for the years shown below also include an occasional borrowing from the Federal Reserve Bank discount window and overnight borrowings from the Federal Home Loan Bank

The following tables set forth the average amount of, the average rate paid and maximum outstanding balance on borrowed funds for the years ended December 31, 2002, 2001 and 2000 (in thousands).

                                                                      Years Ended December 31
                                                    ----------------------------------------------------------
                                                          2002                 2001                2000
                                                    ----------------------------------------------------------

                                                    Average   Average   Average   Average   Average    Average
                                                    Balance     Rate    Balance     Rate    Balance      Rate
                                                    ----------------------------------------------------------
Long-term borrowings ............................   $ 51,156    5.57%   $ 50,466    5.58%   $ 45,978     5.60%
Federal funds purchased and securities sold under    131,026    1.47%    157,800    3.78%    181,771     6.32%
  agreements to repurchase
Short-term borrowings ...........................      2,042    1.45%      2,610    3.45%      3,757     6.02%
                                                    ----------------------------------------------------------
                                                    $184,224    2.61%   $210,876    4.21%   $231,506     6.17%
                                                    ==========================================================

                                                    2002       2001        2000
                                                  ------------------------------

Maximum amount outstanding during the year:
Long-term borrowings ..........................   $ 51,600   $ 58,000   $ 53,000
Federal funds purchased and securities
  sold under agreements to repurchase .........    161,863    176,103    211,201
Short-term borrowings .........................      6,000      6,000     25,000


LIQUIDITY AND CAPITAL RESOURCES

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for profitable business expansion. The Company's principal source of funds is deposits including demand, money market, savings and certificates of deposits. Other sources include principal repayments on loans, proceeds from the maturity and sale of investment securities, federal funds purchased, repurchase agreements, advances from the Federal Home Loan Bank and funds provided by operations. Liquid assets of cash on hand, balances due from other banks, federal funds sold, money market mutual funds and interest-bearing deposits in financial institutions increased from $128,450,240 in 2001 to $181,214,068 in 2002. The Company had additional borrowing capacity available from the Federal Home Loan Bank ("FHLB") of approximately $30 million at December 31, 2002. In addition, the Bank has $80 million in borrowing capacity available through unsecured federal funds lines of credit with correspondent banks. Net cash from operating activities contributed $17,247,968, $19,148,231 and $14,813,909 to liquidity for the years 2002, 2001 and 2000, respectively. These cash flows from operations are expected to continue in the foreseeable future.

The combination of high levels of potentially liquid assets, cash flows from operations and additional borrowing capacity provided strong liquidity for the Company at December 31, 2002.

The Company's total stockholders' equity increased to $85,824,162 at December 31, 2002, from $79,012,261 at December 31, 2001. At December 31, 2002, stockholders' equity was 9.69 percent of total assets, compared to 9.68 percent at December 31, 2001. Total equity increased due to retention of earnings and from appreciation in West Bank's available for sale investment portfolio. No material capital expenditures or material changes in the capital resource mix are anticipated at this time. The capital levels of the Company exceed applicable regulatory guidelines as of December 31, 2002.

In the fourth quarter of 2002, the Company's Board of Directors authorized the repurchase of the Company's common stock in an amount not to exceed $5 million. To date, no shares have been repurchased.

INTEREST RATE RISK

Interest rate risk refers to the exposure of earnings and capital arising from changes in interest rates. Management's objectives are to control interest rate risk and to ensure predictable and consistent growth of earnings and capital. Interest rate risk management focuses on fluctuations in net interest income identified through computer simulations used to evaluate volatility, interest rate, spread, and volume assumptions. This risk is quantified and compared against tolerance levels.

The Company uses an in-house computer software simulation modeling program to measure its exposure to potential interest rate changes. For various assumed hypothetical changes in market interest rates, this analysis measures the estimated change in net interest income.

Another measure of interest rate sensitivity is the gap ratio. This ratio indicates the amount of interest-earning assets repricing within a given period in comparison to the amount of interest-bearing liabilities repricing within the same period of time. A gap ratio of 1.0 indicates a matched position, in which case the effect on net interest income due to interest rate movements will be minimal. A gap ratio of less than 1.0 indicates that more liabilities than assets reprice within the time period and a ratio greater than 1.0 indicates that more assets reprice than liabilities.

The simulation model process provides a dynamic assessment of interest rate sensitivity, whereas a static interest rate gap table is compiled as of a point in time. The model simulations differ from a traditional gap analysis because a traditional gap analysis does not reflect the multiple effects of interest rate movement on the entire range of assets and liabilities, and ignores the future impact of new business strategies.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's market risk is comprised primarily of interest rate risk arising from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates may adversely affect the Company's net interest income. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Company's primary market risk exposure and how that exposure was managed in 2002 changed compared to 2001.

The following table presents the estimated change in net interest income for the coming twelve months under several scenarios of assumed interest rate changes for the rate shock levels shown:

Scenario                                         % Change
-------------------------                        --------
200 basis points rising                             5.19%
100 basis points rising                             3.70%
Base
100 basis points falling                           -6.40%

As shown above, at December 31, 2002, the estimated effect of an immediate 200 basis point increase in interest rates would increase the Company's net interest income by 5.19 percent or approximately $1,600,000 in 2003. The estimated effect of an immediate 100 basis point decrease in rates would decrease the Company's net interest income by 6.40 percent or approximately $2,000,000. Because the majority of liabilities subject to interest rate movements in the short term are of the type that generally lag interest rate movements in the market, they do not change in the same magnitude in the short term as the change in market rates.

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions. Actual values may differ from those projections set forth above. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates. Current interest rates on certain liabilities are at a level that does not allow for significant re-pricing should market interest rates decline considerably.

The following table sets forth the estimated maturity or re-pricing and the resulting interest sensitivity gap, of the Company's interest-earning assets and interest-bearing liabilities and the cumulative interest sensitivity gap at December 31, 2002. The expected maturities are presented on a contractual basis or, if more relevant, based on projected call dates. Actual maturities may differ from contractual maturities because of prepayment assumptions and early withdrawal of deposits.

                                               Three        Over 3        Over 1
                                               Months     Through 12     Through      Over
                                              or Less       Months       5 Years    5 Years      Total
                                             -----------------------------------------------------------
Interest-earning assets:
  Loans ..................................   $ 116,687    $  95,049    $ 198,015   $  78,823   $ 488,574
  Investment securities:
    Available for sale ...................      16,154       10,159       40,697       3,852      70,862
    Held to maturity .....................      26,220       33,287       61,938      16,855     138,300
  Federal funds sold and other
    short-term investments ...............     155,275          980        1,937          --     158,192
  Federal Home Loan Bank stock ...........          --           --           --       3,130       3,130
                                             -----------------------------------------------------------
        Total interest-earning assets ....     314,336      139,475      302,587     102,660     859,058
                                             -----------------------------------------------------------
Interest-bearing liabilities
  Interest-bearing deposits:
    Savings, money market and
      interest-bearing demand ............     338,776           --           --          --     338,776
    Time .................................      26,815       38,120       64,179          --     129,114
  Federal funds purchased and
    securities sold under agreement to
    repurchase ...........................     127,419           --           --          --     127,419
  Other short-term borrowings ............       5,097           --           --          --       5,097
  Long-term borrowings ...................          --           --        2,700      48,900      51,600
                                             -----------------------------------------------------------
        Total interest-bearing liabilities     498,107       38,120       66,879      48,900     652,006
                                             -----------------------------------------------------------

Interest sensitivity gap per period ......   $(183,771)   $ 101,355    $ 235,708   $  53,760   $ 207,052
                                             ===========================================================
Cumulative interest sensitivity gap ......   $(183,771)   $ (82,416)   $ 153,292   $ 207,052   $ 207,052
                                             ===========================================================
Interest sensitivity gap ratio ...........        0.63         3.66         4.52        2.10        1.32
                                             ===========================================================
Cumulative interest sensitivity gap ratio         0.63         0.85         1.25        1.32        1.32
                                             ===========================================================

Investments with maturities over 5 years include the market values of equity securities of $3,130,000.

As of December 31, 2002, the Company's cumulative gap ratios for assets and liabilities re-pricing within three months and within one year were .63 and .85, respectively, meaning that the Company is liability sensitive, or in other words, more interest-bearing liabilities will be subject to repricing within those time frames than interest-earning assets. However, the majority of the interest-bearing liabilities subject to repricing within these time frames are savings, money market and interest-bearing demand deposits. These types of deposits generally do not reprice as quickly or with the same magnitude as non-deposit money market instruments. The effect of this relationship is that interest expense does not rise as quickly in times of increasing market interest rates.

EFFECTS OF NEW STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

The Financial Accounting Standards Board has issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Implementation of these provisions of the Interpretation is not expected to have a material impact on the Company's financial statements. The disclosure requirements of the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002, and have been adopted in the financial statements for December 31, 2002.

INFLATION

The primary impact of inflation on the Company's operation is increased asset yields, deposit costs and operating overhead. Unlike most industries, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than they would on non-financial companies. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. The effects of inflation can magnify the growth of assets and, if significant, require that equity capital increase at a faster rate than would be otherwise necessary.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
West Bancorporation, Inc.
West Des Moines, Iowa

We have audited the accompanying consolidated balance sheets of West Bancorporation, Inc. and subsidiary, as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of West Bancorporation, Inc. and subsidiary, as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.



/s/ McGladrey & Pullen, LLP
---------------------------


Des Moines, Iowa
January 10, 2003



McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

WEST BANCORPORATION, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

ASSETS                                                             2002           2001
------------------------------------------------------------------------------------------
Cash and due from banks (Note 10) ..........................   $ 23,022,298   $ 34,461,369
Federal funds sold and other short-term investments ........    158,191,770     93,988,871
                                                               ---------------------------
        Cash and cash equivalents ..........................    181,214,068    128,450,240

Securities available for sale (Notes 2, 6 and 7) ...........     70,862,435     32,959,504
Securities held to maturity (Notes 2, 6 and 7) .............    138,299,566    153,383,948
Federal Home Loan Bank stock, at cost (Note 7) .............      3,129,700      3,129,700
Loans, net of allowance for loan losses (Notes 3, 6 and 7) .    483,959,328    489,158,452
Premises and equipment, net (Note 4) .......................      1,394,649      1,147,150
Accrued interest receivable ................................      5,204,203      5,102,592
Other assets (Note 8) ......................................      2,052,114      2,638,656
                                                               ---------------------------

                                                               $886,116,063   $815,970,242
                                                               ===========================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Deposits:
    Noninterest bearing demand .............................   $145,208,492   $144,512,495
    Savings and interest bearing demand ....................    338,775,544    281,300,243
    Time, in excess of $100,000 (Note 5) ...................     88,592,994    102,879,173
    Other time (Note 5) ....................................     40,521,470     43,038,379
                                                               ---------------------------
        Total deposits .....................................    613,098,500    571,730,290

Federal funds purchased and securities sold under
  agreements to repurchase .................................    127,418,671    107,831,935
Other short-term borrowings (Notes 2, 6 and 7) .............      5,096,872      6,000,000
Accrued expenses and other liabilities .....................      3,077,858      3,395,756
Long-term borrowings (Note 2, 3 and 7) .....................     51,600,000     48,000,000
                                                               ---------------------------
        Total liabilities ..................................    800,291,901    736,957,981
                                                               ---------------------------

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' EQUITY (Note 9)
  Common stock, no par value; authorized 50,000,000 shares;
    shares issued and outstanding:  2002 and 2001 16,060,271      3,000,000      3,000,000
  Additional paid-in capital ...............................     32,000,000     32,000,000
  Retained earnings ........................................     49,792,716     43,374,281
  Accumulated other comprehensive income ...................      1,031,446        637,980
                                                               ---------------------------
        Total stockholders' equity .........................     85,824,162     79,012,261
                                                               ---------------------------

                                                               $886,116,063   $815,970,242
                                                               ===========================

See Notes to Consolidated Financial Statements.

WEST BANCORPORATION, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2002, 2001 and 2000

                                                                       2002         2001           2000
----------------------------------------------------------------------------------------------------------
Interest income:
  Loans ........................................................   $33,035,194   $39,322,663   $42,671,003
  Securities:
    U.S. Treasury, government agencies and corporations ........     6,764,475     9,945,440    15,646,947
    States and political subdivisions ..........................     1,625,568     1,570,671     1,407,993
    Other ......................................................     1,404,173       394,246     1,081,589
  Federal funds sold and other short-term investments ..........     1,810,348     3,381,198       391,314
                                                                   ---------------------------------------
        Total interest income ..................................    44,639,758    54,614,218    61,198,846
                                                                   ---------------------------------------

Interest expense:
  Demand and savings deposits ..................................     3,755,205     7,069,318     8,177,360
  Time deposits ................................................     5,084,437     9,007,791    11,176,598
  Federal funds purchased and securities sold under
    agreements to repurchase ...................................     1,929,097     5,971,626    11,550,858
  Other short-term borrowings ..................................        29,622        90,122       159,520
  Long-term borrowings .........................................     2,851,210     2,813,531     2,574,396
                                                                   ---------------------------------------
        Total interest expense .................................    13,649,571    24,952,388    33,638,732
                                                                   ---------------------------------------

        Net interest income ....................................    30,990,187    29,661,830    27,560,114

Provision for loan losses ......................................       910,000     1,062,500     1,190,000
                                                                   ---------------------------------------

        Net interest income after provision for
        loan losses ............................................    30,080,187    28,599,330    26,370,114
                                                                   ---------------------------------------

Noninterest income:
  Service charges on deposit accounts ..........................     4,527,170     4,463,921     4,088,052
  Trust services ...............................................       569,634       531,495       489,057
  Net realized gains from sales of securities available for sale       115,939          --             809
  Other income .................................................     1,401,459     1,318,640     1,100,283
                                                                   ---------------------------------------
        Total noninterest income ...............................     6,614,202     6,314,056     5,678,201
                                                                   ---------------------------------------

Noninterest expenses:
  Salaries and employee benefits ...............................     6,444,931     6,044,441     6,025,351
  Occupancy expenses ...........................................     1,310,971     1,225,553     1,153,445
  Data processing ..............................................     1,006,272       993,274       862,257
  Other expenses ...............................................     2,458,353     2,216,639     1,554,945
                                                                   ---------------------------------------
        Total noninterest expenses .............................    11,220,527    10,479,907     9,595,998
                                                                   ---------------------------------------

        Income before income taxes .............................    25,473,862    24,433,479    22,452,317

Income taxes (Note 8) ..........................................     9,098,059     8,697,039     8,035,875
                                                                   ---------------------------------------

        Net income .............................................   $16,375,803   $15,736,440   $14,416,442
                                                                   =======================================

Earnings per share:
  Basic ........................................................   $      1.02   $      0.98   $      0.90
                                                                   =======================================

See Notes to Consolidated Financial Statements.

WEST BANCORPORATION, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2002, 2001 and 2000

                                                                    2002             2001           2000
------------------------------------------------------------------------------------------------------------
Common Stock
  Beginning of year balance .................................   $  3,000,000    $  3,000,000    $  3,000,000
                                                                --------------------------------------------
  End of year balance .......................................      3,000,000       3,000,000       3,000,000
                                                                --------------------------------------------
Additional Paid-in Capital
  Beginning of year balance .................................     32,000,000      32,000,000      32,000,000
                                                                --------------------------------------------
  End of year balance .......................................     32,000,000      32,000,000      32,000,000
                                                                --------------------------------------------
Retained Earnings
  Beginning of year balance .................................     43,374,281      37,274,004      32,172,519
  Net income ................................................     16,375,803      15,736,440      14,416,442
  Dividends on common stock; per share amounts
    2002 $0.62; 2001 $0.60; 2000 $0.58 ......................     (9,957,368)     (9,636,163)     (9,314,957)
                                                                --------------------------------------------
  End of year balance .......................................     49,792,716      43,374,281      37,274,004
                                                                --------------------------------------------
Accumulated Other Comprehensive Income (Loss)
  Beginning of year balance .................................        637,980      (1,428,660)     (6,047,581)
  Other comprehensive income, unrealized gains on securities,
    net of reclassification adjustment, net of tax (Note 2) .        393,466       2,066,640       4,618,921
                                                                --------------------------------------------
  End of year balance .......................................      1,031,446         637,980      (1,428,660)
                                                                --------------------------------------------
         Total Stockholders' Equity .........................   $ 85,824,162    $ 79,012,261    $ 70,845,344
                                                                ============================================

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2002, 2001 and 2000

                                                                  2002         2001          2000
-----------------------------------------------------------------------------------------------------
Net Income ................................................   $16,375,803   $15,736,440   $14,416,442
Other comprehensive income, unrealized gains on securities,
  net of reclassification adjustment, net of tax (Note 2) .       393,466     2,066,640     4,618,921
                                                              ---------------------------------------
        Comprehensive income ..............................   $16,769,269   $17,803,080   $19,035,363
                                                              =======================================

See Notes to Consoldiated Financial Statements.

WEST BANCORPORATION, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2001 and 2000

                                                                            2002            2001              2000
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income .......................................................   $  16,375,803    $  15,736,440    $  14,416,442
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Provision for loan losses ......................................         910,000        1,062,500        1,190,000
    Amortization and accretion .....................................         570,344           99,592           78,838
    Loss on disposition of fixed assets ............................          28,665               --               --
    Net (gains) from sales of securites available for sale and loans
      held for sale ................................................        (290,802)              --             (809)
    Proceeds from sales of loans held for sale .....................      11,135,193        9,724,283          959,950
    Originatons of loans held for sale .............................     (10,972,180)     (10,018,283)      (1,037,950)
    Depreciation ...................................................         171,791          153,429          131,937
    Deferred income taxes ..........................................         (20,179)        (145,943)         (91,453)
    Change in assets and liabilities:
      Decrease (increase) in accrued interest receivable ...........        (101,611)       3,159,216       (1,867,281)
      Increase (decrease) in accrued expenses and other liabilities         (559,056)        (623,003)       1,034,235
                                                                       -----------------------------------------------
        Net cash provided by operating activities ..................      17,247,968       19,148,231       14,813,909
                                                                       -----------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales, calls, and maturities of securities
     available for sale ............................................      12,827,854      171,795,782        2,017,078
  Purchase of securities available for sale ........................     (51,171,184)              --               --
  Proceeds from maturities and calls of securities held to maturity      149,242,544       76,955,000       12,793,190
  Purchases of securities held to maturity .........................    (133,505,723)    (151,012,328)     (40,498,096)
  Proceeds from redemption of Federal Home Loan Bank stock .........              --        8,002,200        1,330,900
  Net decrease (increase) in loans .................................       4,300,974        5,957,502      (26,960,913)
  Purchases of bank premises and equipment .........................        (447,955)        (240,939)        (104,268)
  Change in other assets ...........................................         574,900          420,241          719,632
                                                                       -----------------------------------------------
        Net cash provided by (used in) investing activities ........     (18,178,590)     111,877,458      (50,702,477)
                                                                       -----------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in deposits .........................................      41,368,210       24,447,179        5,320,874
  Net change in federal funds purchased and securities
    sold under agreements to repurchase ............................      19,586,736      (46,285,160)      22,314,181
  Net change in other short-term borrowings ........................        (903,128)       2,387,939       (1,231,313)
  Proceeds from long-term borrowings ...............................       3,600,000       10,000,000       20,000,000
  Principal payments on long-term borrowings .......................              --      (10,000,000)      (5,000,000)
  Cash dividends ...................................................      (9,957,368)      (9,636,163)      (9,314,957)
                                                                       -----------------------------------------------
        Net cash provided by (used in) financing activities ........      53,694,450      (29,086,205)      32,088,785
                                                                       -----------------------------------------------

        Net increase (decrease) in cash and cash equivalents .......      52,763,828      101,939,484       (3,799,783)

CASH AND CASH EQUIVALENTS
  Beginning ........................................................     128,450,240       26,510,756       30,310,539
                                                                       -----------------------------------------------
  Ending ...........................................................   $ 181,214,068    $ 128,450,240    $  26,510,756
                                                                       ===============================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash payments for:
    Interest .......................................................   $  14,305,494    $  26,416,081    $  32,293,098
    Income taxes ...................................................       9,198,986        8,393,795        8,635,910

See Notes to Consolidated Financial Statements.

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 1. Organization and Nature of Business and Summary of Significant Accounting Policies

Organization and nature of business: West Bancorporation, Inc. (the Holding Company), is a holding company which has a wholly-owned subsidiary, West Des Moines State Bank, (the Bank) (referred to collectively as the Company). The Bank is state chartered and has its main office in West Des Moines, Iowa, with seven branches located in the Des Moines metropolitan area.

Significant accounting policies:

   Accounting estimates and assumptions: The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expense for the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term is the allowance for loan losses.

   Consolidation policy: The consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany transactions and balances have been eliminated in consolidation.

   Other comprehensive income: The Financial Accounting Standards Board (FASB) Statement No. 130 requires unrealized gains and losses on the Company's securities available for sale to be included in comprehensive income.

   Cash and cash equivalents: For the statement of cash flow purposes, the Company considers cash due from banks, federal funds sold and short term investments, including money market mutual funds, to be cash and cash equivalents.

   Securities: Securities available for sale are reported at fair value, with unrealized gains and losses reported as a separate component of accumulated other comprehensive income, net of deferred income taxes. Available for sale securities may be sold for general liquidity needs, response to market interest rate fluctuations, implementation of asset-liability management strategies, funding increased loan demand, changes in securities prepayment risk, or other similar factors. Realized gains and losses on sales are computed on a specific identification basis.

   Securities held to maturity consist of debt securities for which the Company has the positive intent and the ability to hold to maturity. They are stated at cost, net of premium amortization and discount accretion.

   Declines in the fair value of individual securities, classified as either held to maturity or available for sale below their amortized cost, that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses.

   Loans held for sale: Loans held for sale are those loans held with the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Sales are made without recourse and any gain or loss is recognized at the settlement date.

   Loans: Loans are stated at the principal amounts outstanding reduced by the allowance for loan losses, unearned discount, and unearned loan fees with interest income recognized on the interest method based upon those outstanding loan balances.

   A loan is impaired when it is probable the Bank will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

   Allowance for loan losses: The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectability of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans, based on an evaluation of the collectability of loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

   Bank premises and equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets.

   Trust assets: Assets held by the Bank in fiduciary or agency capacities are not included in the consolidated financial statements.

   Income taxes: The Company files a consolidated federal income tax return. Income tax expense is generally allocated as if the Holding Company and Bank file separate income tax returns. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the changes between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance, when, in the opinion of management, it is more likely than not that some portion or all of the defined tax assets will not be realized.

   Current accounting developments: The Financial Accounting Standards Board has issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Implementation of these provisions of the Interpretation is not expected to have a material impact on the Company's financial statements. The disclosure requirements of the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002, and have been adopted in the financial statements for December 31, 2002.

   Earnings per share: Earnings per share represents income available to common shareholders divided by the weighted average number of shares outstanding during the period.

Presented below is the numerator and denominator used in the computations for earnings per common share for the years ended December 31: (The Company has no common equivalent shares that could cause dilution.)

                                            2002          2001          2000
                                         ---------------------------------------
Numerator, income available to common
  stockholders .......................   $16,375,803   $15,736,440   $14,416,442
                                         =======================================

Denominator, weighted-average
  shares outstanding .................    16,060,271    16,060,271    16,060,271
                                         =======================================

Basic earnings per common share ......   $      1.02   $      0.98   $      0.90
                                         =======================================

Note 2.  Securities

Securities available for sale are as follows as of December 31, 2002 and 2001:

                                                    Gross            Gross
                                    Amortized     Unrealized       Unrealized        Fair
                                       Cost         Gains           (Losses)         Value
                                   --------------------------------------------------------------
                                                              2002
                                   --------------------------------------------------------------

U.S. Government agencies
  and corporations .............   $ 37,569,677    $   1,393,062    $          --    $ 38,962,739
State and political subdivisions      2,869,229          201,539              (81)      3,070,687
Corporate notes and
  other investments ............     28,759,967          119,729          (50,687)     28,829,009
                                   --------------------------------------------------------------
                                   $ 69,198,873    $   1,714,330    $     (50,768)   $ 70,862,435
                                   ==============================================================

                                                              2001
                                   --------------------------------------------------------------
U.S. Government agencies
  and corporations .............   $ 29,057,542    $     885,504    $        (501)   $ 29,942,545
State and political subdivisions      2,872,963          143,996               --       3,016,959
                                   --------------------------------------------------------------

                                   $ 31,930,505    $   1,029,500    $        (501)   $ 32,959,504
                                   ==============================================================

Securities held to maturity are as follows as of December 31, 2002 and 2001:

                                                       Gross            Gross
                                     Amortized       Unrealized       Unrealized          Fair
                                       Cost             Gains          (Losses)           Value
                                   ---------------------------------------------------------------
                                                                 2002
                                   ---------------------------------------------------------------
U.S. Government agencies
  and corporations .............   $  87,110,127   $   1,841,585    $          --    $  88,951,712
State and political subdivisions      32,753,419         778,279          (77,502)      33,454,196
Corporate notes and
  other investments ............      18,436,020         439,070          (13,795)      18,861,295
                                   ---------------------------------------------------------------
                                   $ 138,299,566   $   3,058,934    $     (91,297)   $ 141,267,203
                                   ===============================================================

                                                                 2001
                                   ---------------------------------------------------------------

U.S. Treasury ..................   $   1,997,952   $      35,798    $          --    $   2,033,750
U.S. Government agencies
  and corporations .............     103,459,901         645,401         (182,819)     103,922,483
State and political subdivisions      31,475,879         403,924         (160,839)      31,718,964
Corporate notes and
  other investments ............      16,450,216          51,205         (284,756)      16,216,665
                                   ---------------------------------------------------------------
                                   $ 153,383,948   $   1,136,328    $    (628,414)   $ 153,891,862
                                   ===============================================================

The amortized cost and fair value of securities available for sale as of December 31, 2002 and 2001, by contractual maturity are shown below:

                                                   2002                        2001
                                         -------------------------   -------------------------
                                          Amortized       Fair        Amortized       Fair
                                            Cost          Value          Cost         Value
                                         -----------------------------------------------------
Due in one year or less ..............   $14,054,257   $14,157,955   $10,000,000   $10,230,243
Due after one year through five years     34,471,104    35,322,440    15,792,542    16,462,813
Due after five years through ten years    12,073,007    12,356,875     2,000,000     2,002,976
Due after ten years ..................     8,600,505     9,025,165     4,137,963     4,263,472
                                         -----------------------------------------------------
                                         $69,198,873   $70,862,435   $31,930,505   $32,959,504
                                         =====================================================

The amortized cost and fair value of securities held to maturity as of December 31, 2002 and 2001, by contractual maturity are shown below:

                                                     2002                          2001
                                         ---------------------------------------------------------
                                          Amortized         Fair        Amortized        Fair
                                             Cost           Value          Cost          Value
                                         ---------------------------------------------------------
Due in one year or less ..............   $ 12,495,500   $ 12,590,181   $ 17,296,404   $ 17,355,675
Due after one year through five years      85,755,067     87,545,720    117,716,291    118,170,854
Due after five years through ten years     21,551,996     21,823,387      7,794,542      7,825,903
Due after ten years ..................     18,497,003     19,307,915     10,576,711     10,539,430
                                         ---------------------------------------------------------
                                         $138,299,566   $141,267,203   $153,383,948   $153,891,862
                                         =========================================================

For the years ended December 31, 2002, 2001 and 2000, proceeds from sales of securities available for sale amounted to $9,437,287, $0 and $1,103,015, respectively. Security gains of $115,939, $0 and $809, were realized for the years ended December 31, 2002, 2001 and 2000, respectively. There were no security losses during those periods.

Securities with an amortized cost of approximately $93,899,000 and $105,453,000 as of December 31, 2002 and 2001, respectively, were pledged as collateral on the treasury tax and loan option notes, securities sold under agreements to repurchase, federal funds purchased, FHLB notes payable, and for other purposes as required or permitted by law or regulation.

The components of other comprehensive income, unrealized gains (losses) on securities, net of tax for the years ended December 31, 2002, 2001 and 2000, are as follows:

                                                         2002          2001           2000
                                                     -----------------------------------------
Unrealized holding gains arising during the period   $   750,502    $ 3,333,292    $ 7,483,461

Less reclassification adjustment for (gains)
  realized in net income .........................      (115,939)            --           (809)
                                                     -----------------------------------------
        Other comprehensive income, net
        unrealized gains on securities
        available for sale before tax
        (expense) ................................       634,563      3,333,292      7,482,652

Tax (expense) ....................................      (241,097)    (1,266,652)    (2,863,731)
                                                     -----------------------------------------
        Other comprehensive income, net
        unrealized gains on securities
        available for sale, net of tax ...........   $   393,466    $ 2,066,640    $ 4,618,921
                                                     =========================================

Note 3.  Loans

Loans are as follows, as of December 31, 2002 and 2001:

                                                        2002           2001
                                                    ----------------------------

Commercial .....................................    $235,985,080    $226,182,538
Real estate:
   Construction, land and land development .....      27,827,337      33,954,098
   1-4 family residential ......................      56,938,380      71,628,342
   Commercial ..................................     143,560,219     138,408,758
Consumer and other loans .......................      24,263,262      23,333,194
                                                    ----------------------------
                                                     488,574,278     493,506,930
                                                    ----------------------------

Allowance for loan losses ......................       4,493,583       4,239,990
Unearned discount and loan fees ................         121,367         108,488
                                                    ----------------------------
                                                       4,614,950       4,348,478
                                                    ----------------------------

                                                    $483,959,328    $489,158,452
                                                    ============================

The loan portfolio includes approximately $269,896,000 and $305,571,000 of fixed rate loans and $218,678,000 and $187,936,000 of variable rate loans as of December 31, 2002 and 2001, respectively.

Loans of approximately $955,000 and $583,000 as of December 2002 and 2001, respectively, were pledged as collateral on the treasury tax and loan option notes and for other purposes as required or permitted by regulation.

Changes in the allowance for loan losses were as follows for the years ended December 31, 2002, 2001 and 2000:

                                          2002           2001           2000
                                      ------------------------------------------

Balance, at beginning of year .....   $ 4,239,990    $ 4,194,498    $ 4,040,450
  Provision for loan losses .......       910,000      1,062,500      1,190,000
  Recoveries ......................       537,902         66,316        140,307
  Charge-offs .....................    (1,194,309)    (1,083,324)    (1,176,259)
                                      ------------------------------------------
Balance, at end of year ...........   $ 4,493,583    $ 4,239,990    $ 4,194,498
                                      ==========================================

Impaired loans (nonaccrual loans) were approximately $1,354,000 and $878,000 as of December 31, 2002 and 2001, respectively. The total allowance for loan losses related to these loans was approximately $135,400 and $87,800 as of December 31, 2002 and 2001, respectively. The average recorded investment in impaired loans during 2002 and 2001 was approximately $1,355,000 and $696,000, respectively. Interest income on impaired loans was approximately $85,000 during 2002 and an insignificant amount in 2001.

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, executive officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as related parties), all of which have been, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties.

Loan transactions with related parties were as follows for the years ended December 31, 2002 and 2001:

                                                                   2002          2001
                                                              ----------------------------
Balance, beginning of year ................................   $ 15,287,428    $ 32,840,527
  New loans ...............................................     13,476,126       2,900,184
  Repayments ..............................................    (10,911,200)     (6,788,548)
  Reduction in reported amounts due to director retirements             --     (13,664,735)
                                                              ----------------------------
Balance, end of year ......................................   $ 17,852,354    $ 15,287,428
                                                              ============================

Note 4.  Bank Premises and Equipment

Bank premises and equipment are as follows as of December 31, 2002 and 2001:

                                                       2002              2001
                                                   -----------------------------

Land .....................................         $   56,000         $   56,000
Building .................................            195,793            195,793
Equipment ................................          2,866,848          2,482,919
Leasehold improvements ...................            823,790            832,129
                                                   -----------------------------
                                                    3,942,431          3,566,841
Accumulated depreciation .................          2,547,782          2,419,691
                                                   -----------------------------
                                                   $1,394,649         $1,147,150
                                                   =============================

Note 5.  Deposits

At December 31, 2002, the scheduled maturities of time deposits are as follows:

2003 ......................................                         $ 64,663,433
2004 ......................................                           53,864,243
2005 ......................................                            6,630,161
2006 ......................................                            3,432,048
2007 and thereafter .......................                              524,579
                                                                    ------------
                                                                    $129,114,464
                                                                    ============


Note 6.  Short-Term Borrowings

Short-term borrowings as of December 31, 2002 and 2001, and the related interest expense for the years 2002, 2001 and 2000 consisted of Treasury, Tax, and Loan option notes. The notes are collateralized by certain loans and investment securities.

Note 7.  Long-Term Borrowings

At December 31, 2002, long-term borrowings consist of the following Federal Home Loan Bank (FHLB) advances:

                            Interest           Next Call               Call
   Amount        Rate       Maturity             Date                Frequency
--------------------------------------------------------------------------------

$    900,000     3.36%     02/17/2004             ---                   ---
     900,000     4.06      02/15/2005             ---                   ---
     900,000     4.86      02/15/2007             ---                   ---
  10,000,000     5.24      01/28/2008         01/26/2003             Quarterly
  10,000,000     5.39      03/31/2008         04/02/2003             Quarterly
   3,000,000     5.63      03/31/2008         03/31/2003             Quarterly
   5,000,000     4.99      09/11/2008         09/11/2003             Quarterly
     900,000     5.36      02/17/2009             ---                   ---
  20,000,000     5.96      03/10/2010         03/12/2003             Quarterly
------------
$ 51,600,000
============

The advances are collateralized by FHLB stock, investment securities, and real estate loans as required by the FHLB's collateral policy.

At December 31, 2002, the Bank had arrangements to borrow $80 million in unsecured federal funds lines of credit at correspondent banks which are available under the correspondent bank's normal terms. These lines expire at various times through December 2003. There were no amounts outstanding under these arrangements at December 31, 2002.

Note 8.  Income Taxes

The components of income tax expense are as follows for the years ended December 31, 2002, 2001 and 2000:

                                  2002               2001              2000
                              --------------------------------------------------

Current:
  Federal .............       $ 7,820,938        $ 7,603,709        $ 7,002,528
  State ...............         1,297,300          1,239,273          1,124,800
Deferred ..............           (20,179)          (145,943)           (91,453)
                              --------------------------------------------------
                              $ 9,098,059        $ 8,697,039        $ 8,035,875
                              ==================================================

Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rates of 35% to income before income taxes as a result of the following:

                                                         Years Ended December 31,
                                -------------------------------------------------------------------------
                                        2002                       2001                     2000
                                -------------------------------------------------------------------------
                                              Percent                   Percent                  Percent
                                             of Pretax                 of Pretax                of Pretax
                                  Amount      Income        Amount      Income        Amount     Income
---------------------------------------------------------------------------------------------------------
Computed "expected" tax
  expense ..................   $ 8,915,852     35.0%     $ 8,551,719     35.0%     $ 7,858,310    35.0%
State income tax, net of
  federal income tax benefit       843,245      3.3          796,055      3.3          731,120     3.3
Tax-exempt interest income .      (746,284)    (2.9)        (784,765)    (3.2)        (715,874)   (3.2)
Non-deductible interest
  expense to own
  tax-exempts ..............        66,678      0.3          121,249      0.5          148,557     0.7
Other, net .................        18,568       --           12,781       --           13,762      --
                               ------------------------------------------------------------------------
                               $ 9,098,059     35.7%     $ 8,697,039     35.6%     $ 8,035,875    35.8%
                               ========================================================================


Net deferred tax assets consist of approximately the following as of December 31, 2002 and 2001:

                                                           2002         2001
                                                       ------------------------

Deferred tax assets:
  Allowance for loan losses .........................  $ 1,707,562  $ 1,611,000
  State net operating loss carryforward .............       53,300       56,900
  Other .............................................       64,579      140,000
                                                       ------------------------
                                                         1,825,441    1,807,900
                                                       ------------------------

Deferred income tax liabilities:
  Deferred loan fees ................................      287,783      368,000
  Net unrealized gain on securities available for
    sale ............................................      632,177      391,019
  Other .............................................      239,237      158,058
                                                       ------------------------
                                                         1,159,197      917,077
                                                       ------------------------

Net deferred tax asset before valuation allowance ...      666,244      890,823
Valuation allowance for deferred tax asset ..........      (53,300)     (56,900)
                                                       ------------------------

Net deferred tax asset ..............................  $   612,944  $   833,923
                                                       ========================

The Company has approximately $888,000 of operating loss carryforwards available to the Holding Company to offset future state taxable income. The Company has recorded a valuation allowance against the tax effect of those net operating loss carryforwards as management believes it is more likely than not that such carryforwards will expire without being utilized. The state operating loss carryforwards expire as follows:

Year expiring:
  2003 .................................                               $ 216,000
  2004 .................................                                 209,000
  2005 .................................                                  84,000
  2006 .................................                                  42,000
  2007 and thereafter ..................                                 337,000
                                                                       ---------
                                                                       $ 888,000
                                                                       =========

Note 9.  Regulatory Capital Requirements

The Company and Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes as of December 31, 2002, the Company and Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Holding Company's capital amounts and ratios are as follows:

                                                                               To Be Well
                                                                            Capitalized Under
                                                        For Capital         Prompt Corrective
                                     Actual          Adequacy Purposes      Action Provisions
                             -----------------------------------------------------------------
                                 Amount   Ratio      Amount      Ratio      Amount       Ratio
                             -----------------------------------------------------------------
As of December 31, 2002:
  Total Capital (to Risk-
    Weighted Assets) .....   $89,239,000   13.8%   $51,681,000    8.0%   $64,601,000     10.0%
  Tier I Capital (to Risk-
    Weighted Assets) .....    84,745,000   13.1     25,840,000    4.0     38,760,000      6.0
  Tier I Capital (to
    Average Assets) ......    84,745,000    9.7     35,119,000    4.0     43,898,000      5.0

As of December 31, 2001:
  Total Capital (to Risk-
    Weighted Assets) .....   $82,534,000   13.6%   $48,737,000    8.0%   $60,921,000     10.0%
  Tier I Capital (to Risk-
    Weighted Assets) .....    78,294,000   12.9     24,368,000    4.0     36,552,000      6.0
  Tier I Capital (to
    Average Assets) ......    78,294,000    9.3     33,795,000    4.0     42,244,000      5.0

The Bank is restricted as to the amount of dividends which may be paid without prior regulatory approval. The Bank may not pay dividends that would result in its capital levels being reduced below the minimum requirements shown above. As of December 31, 2002, the Bank had approximately $27 million of retained earnings available for dividends.

Note 10. Commitments and Contingencies and Related-Party Leases

The Company leases real estate under several noncancelable operating lease agreements. Rent expense was approximately $726,000, $666,000 and $670,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company leases certain real estate from a director of the Company. Terms of the noncancelable operating leases were consummated prior to the director being named by the Company in 1996. Rent expense to the related party was approximately $149,000, $149,000 and $155,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The approximate total minimum rental commitments as of December 31, 2002, are as follows:

                                                           Related
                                                            Party        Total
                                                          ----------------------

2003 ...........................................          $  149,000  $  687,000
2004 ...........................................             122,000     661,000
2005 ...........................................              55,000     579,000
2006 ...........................................              55,000     565,000
2007 ...........................................              55,000     292,000
Thereafter .....................................             593,000   1,834,000
                                                          ----------------------
                                                          $1,029,000  $4,618,000
                                                          ======================

Required reserve balances: The Bank is required to maintain an average reserve balance with the Federal Reserve Bank. Required reserve balances were approximately $1,073,000 and $698,000 as of December 31, 2002 and 2001, respectively.

Financial instruments with off-balance-sheet risk: The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on balance sheet instruments. The Company's commitments as of December 31, 2002 and 2001 are approximately as follows:

                                                     2002               2001
                                                 -------------------------------

Commitments to extend credit .............       $136,424,000       $131,302,008
Standby letters of credit ................         15,804,000          8,172,362
                                                 -------------------------------
                                                 $152,228,000       $139,474,370
                                                 ===============================

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, crops, livestock, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Bank would be required to fund the commitment. The maximum potential amount of future payments the Bank could be required to make is represented by the contractual amount shown in the summary above. If the commitment is funded, the Bank would be entitled to seek recover from the customer. At December 31, 2002 and 2001 no amounts have been recorded as liabilities for the Bank's potential obligations under these guarantees.

Concentrations of credit risk: Substantially all of the Company's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Company's market area (a 50-mile radius of the greater Des
Moines, Iowa, metropolitan area). Securities issued by state and political subdivisions involve governmental entities within the state of Iowa. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers.

Contingencies: In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Note 11. Profit Sharing Plan

The Company sponsors a profit sharing plan covering substantially all of its employees. The plan provides for contributions the Board of Directors determines annually. Profit sharing expense for the years ended December 31, 2002, 2001, and 2000, was approximately $252,000, $224,000 and $220,000, respectively.

During 2000, the Company added a 401(k) feature to this plan. The plan allows eligible employees to defer a portion of their compensation ranging from 1% to 12%. The Company is required to match a portion of the employees' contribution. The Company's match is 100% of the first 2% of employee deferral and 50% of the next 2% of employee deferral. Expense for the years ended December 31, 2002, 2001 and 2000 was approximately $104,000, $98,000 and $70,000, respectively.

Note 12. Estimated Fair Values of Financial Instruments

FASB No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, are not necessarily indicative of the amounts that the Company could realize in a current market exchange. SFAS No. 107 excludes all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

   Cash and due from banks: The carrying amount approximates fair value.

   Federal funds sold and other short term investments: The carrying amount approximates fair value.

   Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable financial instruments.

   Federal Home Loan Bank stock: The fair value of this untraded stock is estimated at its carrying value and redemption price of $100 per share.

   Loans: Fair values of loans are estimated using discounted cash flow analyses based on interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

   Deposits: The carrying amounts for demand and savings deposits, which represents the amount payable on demand, approximates their fair values. Fair values for fixed-rate and variable-rate certificates of deposit are estimated using discounted cash flow analyses based on interest rates currently being offered on certificates with similar terms.

   Accrued interest receivable and payable: The fair values of both accrued interest receivable and payable approximate their carrying amounts.

   Federal funds purchased and securities sold under agreements to repurchase and other borrowings: The carrying amount of federal funds purchased and securities sold under agreements to repurchase and certain other borrowings approximate their fair values. Fair values of FHLB term borrowings are estimated using discounted cash flow analysis based on interest rates currently being offered with similar terms.

   Commitments to extend credit and standby letters of credit: The approximate fair values of commitments and standby letters of credit are considered equal to their notional values, based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and credit worthiness of the counterparties.

The approximate carrying amounts and fair values are as follows as of December 31, 2002 and 2001:

                                                       2002                           2001
                                             ---------------------------------------------------------
                                               Carrying     Approximate      Carrying     Approximate
                                                Amount      Fair Value        Amount      Fair Value
                                             ---------------------------------------------------------
Financial assets:
  Cash and due from banks ................   $ 23,022,000   $ 23,022,000   $ 34,461,000   $ 34,461,000
  Federal funds sold and other short-term
    investments ..........................    158,192,000    158,192,000     93,989,000     93,989,000
  Securities available for sale ..........     70,862,000     70,862,000     32,960,000     32,960,000
  Securities held to maturity ............    138,300,000    141,267,000    153,384,000    153,892,000
  Federal Home Loan Bank stock ...........      3,130,000      3,130,000      3,130,000      3,130,000
  Loans, net .............................    483,959,000    495,736,000    489,158,000    494,200,000
  Accrued interest receivables ...........      5,204,000      5,204,000      5,103,000      5,103,000
Financial liabilities:
  Deposits ...............................    613,098,000    614,848,000    571,730,000    574,220,000
  Federal funds purchased and
    securities sold under agreements
    to repurchase ........................    127,419,000    127,419,000    107,832,000    107,832,000
  Other short-term borrowings ............      5,097,000      5,097,000      6,000,000      6,000,000
  Accrued interest payable ...............      1,004,000      1,004,000      1,660,000      1,660,000
  Long-term borrowings ...................     51,600,000     56,572,000     48,000,000     47,181,000
  Off-balance-sheet financial instruments:
    Commitments to extend credit .........             --             --             --             --
    Standby letters of credit ............             --             --             --             --

Note 13. West Bancorporation Inc. (Parent Company Only)
         Condensed Financial Statements

                    STATEMENTS OF FINANCIAL CONDITION
                       December 31, 2002 and 2001


ASSETS                                                     2002          2001
--------------------------------------------------------------------------------

Cash ...............................................   $   489,542   $    70,177
Investment in West Des Moines State Bank ...........    85,326,906    78,932,712
Other assets .......................................        22,464         9,372
                                                       -------------------------

        Total assets ...............................   $85,838,912   $79,012,261
                                                       =========================

LIABILITIES AND EQUITY
LIABILITIES, accrued expenses and other liabilities    $    14,750   $      --
                                                       -------------------------

EQUITY
  Common stock .....................................     3,000,000     3,000,000
  Additional paid-in capital .......................    32,000,000    32,000,000
  Retained earnings ................................    49,792,716    43,374,281
  Accumulated other comprehensive income ...........     1,031,446       637,980
                                                       -------------------------

        Total equity ...............................    85,824,162    79,012,261
                                                       -------------------------

        Total liabilities and equity ...............   $85,838,912   $79,012,261
                                                       =========================

                  STATEMENTS OF INCOME
      Years Ended December 31, 2002, 2001 and 2000



                                            2002           2001             2000
                                       --------------------------------------------
Operating income:
  Equity in net income of subsidiary   $ 16,516,279    $ 15,753,812    $ 14,422,235
  Interest income ..................          1,269           1,806           2,792
                                       --------------------------------------------
                                         16,517,548      15,755,618      14,425,027
                                       --------------------------------------------

Operating expenses:
  Salaries and employee benefits ...             --          15,537              --
  Other ............................        217,386          12,997          11,710
                                       --------------------------------------------
                                            217,386          28,534          11,710
                                       --------------------------------------------

        Income before income taxes .     16,300,162      15,727,084      14,413,317

Provision for income taxes (credits)        (75,641)         (9,356)         (3,125)
                                       --------------------------------------------

        Net income .................   $ 16,375,803    $ 15,736,440    $ 14,416,442
                                       ============================================

                STATEMENTS OF CASH FLOWS
         Years Ended December 31, 2002, 2001 and 2000


                                                           2002            2001            2000
                                                       --------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income .......................................   $ 16,375,803    $ 15,736,440    $ 14,416,442
  Adjustments to reconcile net income to net cash
    provided by operating activities:
  Equity in net income of West Des Moines State Bank    (16,516,279)    (15,753,812)    (14,422,235)
  Dividends received from West Des Moines State Bank     10,515,551       9,636,163       9,314,957
  Changes in assets and liabilities:
  Increase (decrease) in other assets ..............        (13,092)         (6,238)         22,572
  Increase in accrued expenses and other liabilities         14,750              --              --
                                                       --------------------------------------------
        Net cash provided by operating activities ..     10,376,733       9,612,553       9,331,736
                                                       --------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Dividends paid ...................................     (9,957,368)     (9,636,163)     (9,314,957)
                                                       --------------------------------------------

        Net increase (decrease) in cash ............        419,365         (23,610)         16,779

CASH
  Beginning ........................................         70,177          93,787          77,008
                                                       --------------------------------------------
  Ending ...........................................   $    489,542    $     70,177    $     93,787
                                                       ============================================

Note 14. Selected Quarterly Financial Data (Unaudited amounts in thousands, except per share amounts)


Three months ended                                   March 31  June 30  September 30  December 31
-------------------------------------------------------------------------------------------------
                                                                        2002
                                                      ----------------------------------------
Interest income ...................................   $11,030   $11,264    $11,119     $11,227
Interest expense ..................................     3,609     3,481      3,398       3,162
                                                      ----------------------------------------
Net interest income ...............................     7,421     7,783      7,721       8,065
Provision for loan losses .........................       230       230        250         200
                                                      ----------------------------------------
Net interest income after provision for loan losses     7,191     7,553      7,471       7,865
Noninterest income ................................     1,486     1,575      1,812       1,741
Noninterest expense ...............................     2,774     2,902      2,794       2,750
                                                     -----------------------------------------
Income before income taxes ........................     5,903     6,226      6,489       6,856
Income taxes ......................................     2,084     2,217      2,319       2,478
                                                     -----------------------------------------
        Net income ................................   $ 3,819   $ 4,009    $ 4,170     $ 4,378
                                                      ========================================

Net income per common share - basic ...............   $  0.24   $  0.25    $  0.26     $  0.27
                                                      ========================================

                                                                        2001
                                                      ----------------------------------------

Interest income ...................................   $15,016   $14,060    $13,428     $12,110
Interest expense ..................................     8,126     6,753      5,749       4,324
                                                      ----------------------------------------
Net interest income ...............................     6,890     7,307      7,679       7,786
Provision for loan losses .........................       193       270        300         300
                                                      ----------------------------------------
Net interest income after provision for loan losses     6,697     7,037      7,379       7,486
Noninterest income ................................     1,377     1,640      1,615       1,682
Noninterest expense ...............................     2,644     2,665      2,714       2,457
                                                      ----------------------------------------
Income before income taxes ........................     5,430     6,012      6,280       6,711
Income taxes ......................................     1,933     2,142      2,233       2,389
                                                      ----------------------------------------
        Net income ................................   $ 3,497   $ 3,870    $ 4,047     $ 4,322
                                                      ========================================

Net income per common share - basic ...............   $  0.22   $  0.24    $  0.25     $  0.27
                                                      ========================================

STOCK INFORMATION

West Bancorporation, Inc. common stock is traded on the Nasdaq National Market and quotations are furnished by the Nasdaq System. There were approximately 650 common stockholders of record on December 31, 2002.


Market and Dividend Information                  High       Low      Dividends
                                               ---------------------------------
2002
-------------------------------------
1st quarter .........................           $14.00     $11.50    $  0.15
2nd quarter .........................            18.00      13.15       0.15
3rd quarter .........................            16.50      14.38       0.16
4th quarter .........................            15.63      14.40       0.16
                                                                     -------
                                                                     $  0.62
                                                                     =======

2001
-------------------------------------
1st quarter .........................           $13.00     $10.50    $  0.15
2nd quarter .........................            10.63       9.75       0.15
3rd quarter .........................            11.10       9.80       0.15
4th quarter .........................            11.95      10.65       0.15
                                                                     -------
                                                                     $  0.60
                                                                     =======

The prices shown above are the high and low sale prices for the Company's common stock. The market quotations, reported by Nasdaq, do not include retail markup, markdown or commissions.

Nasdaq Symbol:  WTBA                            Market Makers
Wall Street Journal and                         --------------------------------
Other Newspapers:  WestBcp                      Goldman, Sachs & Co.
                                                Hill, Thompson, Magid & Co.
Transfer Agent/Dividend Paying Agent            Howe Barnes Investments, Inc.
Illinois Stock Transfer Company                 Keefe, Bruyette & Woods, Inc.
209 West Jackson Boulevard, Suite 903           Knight Securities, L.P.
Chicago, Illinois  60606-6905                   Sandler O'Neill & Partners
800-757-5755                                    Wachovia Securities
www.illinoisstocktransfer.com

Form 10-K

Copies of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be mailed when available without charge to shareholders upon written request. Such written request should be directed to Douglas R. Gulling, Chief Financial Officer, West Bancorporation, Inc., 1601 22nd Street, West Des Moines, Iowa 50266. It will also be available on the Securities and Exchange Commission's website at http://www.sec.gov/index.htm.